EXHIBIT 99.1

For Immediate Release
              September 19, 2012

MAHANAGAR TELEPHONE NIGAM LIMITED
REGAINS COMPLIANCE WITH NYSE LISTING STANDARDS

New Delhi, September 19, 2012 - Mahanagar Telephone Nigam Limited (the “Company”) NYSE: MTE, reports that it has regained compliance with the New York Stock Exchange, Inc.'s ("NYSE") continued listing standards.  On May 10, 2012, the NYSE notified the Company that the Company was not in compliance with Section 802.01C of the NYSE Listed Company Manual, which requires an average closing price of not less than $1 per share over a consecutive 30-trading day period and on the last trading day of that period. The average closing price for the Company’s ADSs for the 30 trading days ended August 31, 2012 and on that day exceeded the requisite closing prices.  On September 12, 2012, the Company received confirmation from the NYSE that the Company was in compliance with the NYSE's listing standards.

Institutional Background

Mahanagar Telephone Nigam Limited provides telecommunication services in Delhi and Mumbai. The Company offers various telecommunication services, such as fixed landline telephone; 2G and 3G, GSM and CDMA mobile, international long distance, broadband, IPTV, VOIP, and leased line services. The Company was founded in 1986 and is based in New Delhi, India.

Mahanagar Telephone Nigam Limited's American Depositary Shares trade on the New York Stock Exchange under the symbol MTE. Additional information about the Company may be found on its website at http://www.mtnl.net.in/ and on EDGAR at www.sec.gov

For additional information contact:

Smt. Anita Soni, Director Finance
dirfinco@bol.net.in
91-11-2332-1095

-or-

Carter Ledyard & Milburn LLP
rich@clm.com
212-238-8895